March 21, 2025

Ronald Martell
President and Chief Executive Officer
Jasper Therapeutics, Inc.
2200 Bridge Pkwy Suite #102
Redwood City, CA 94065

       Re: Jasper Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed March 19, 2025
           File No. 333-285914
Dear Ronald Martell:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Samantha H. Eldredge, Esq.